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                             February 15, 2023

       Brad K. Heppner
       Chief Executive Officer
       The Beneficient Company Group, L.P.
       325 N. Saint Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: The Beneficient
Company Group, L.P.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 24,
2023
                                                            File No. 333-268741

       Dear Brad K. Heppner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2023 letter.

       Amended Registration Statement on Form S-4

       General

   1. Please provide a detailed legal analysis explaining why you believe you are not an investment company
 as defined in the Investment Company Act of 1940 (the    1940
                                                        Act   ). Please tell us
which exclusions from the 1940 Act you and your subsidiaries are relying on (if any) and
provide us with a detailed legal analysis (including relevant unconsolidated
financial information) supporting your determination that an exclusion is available to you. Your
analysis should include all facts upon which your determination is based. Please note that
we may have further comments after reviewing your response.
 Brad K. Heppner
FirstName LastNameBrad
                Company K. Heppner
The Beneficient         Group, L.P.
Comapany15,
February  NameThe
            2023 Beneficient Company Group, L.P.
February
Page 2 15, 2023 Page 2
FirstName LastName
2. Please explain how you may continue to comply with Section 3(c)(1) of the 1940 Act when you are presently proposing to make a public offering of your securities. Please note that we may have further comments after reviewing your response.
3. Please explain to us your basis for referring to BFF as a "trust company" in certain parts of the prospectus instead of a TEFFI. In doing so please address K.S.A. 9-2011 and K.S.A.
         9-2308.
Questions and Answers
What is the possible impact of the pending GWG Bankruptcy on Public Investors?, page xxv

4. We note your disclosure that the Official Committee of Bondholders in the Chapter 11
         Cases has filed a motion seeking standing to prosecute causes of actions challenging several transactions by and between the Debtors and Beneficient and seeking recovery from Beneficient and other named individuals, including Mr. Heppner. Please enhance your disclosure to explain in detail the causes of actions alleged by the Official Committee of Bondholders and the dollar amount of remedies sought or damages asserted, if known.
Organizational Structure, page 12

5. We note your response to comment 7 and reissue the comment in part. Please revise the charts in this section, regardless of any narrative disclosure found elsewhere in the prospectus, to clearly show the ownership interest percentage for each entity or group and the type of security conferring such ownership. Separately show voting and economic interests if these percentages are different for a given group or entity. Charts should also illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.
Risk Factors, page 43

6. We note media reporting that if the GWG bankruptcy court were to unseal allegations in
         GWG's chapter 11 case that Mr. Heppner funneled funds from GWG to Beneficient through alleged conflicted, related-party deals, Beneficient and its investors could suffer financial damage. Please add a separately-captioned risk factor addressing this matter or tell us why this does not present a material risk to you or investors.
7. Please add a separately-captioned risk factor addressing the conflicts of interest related to
         Ben Securities, as alluded to on page 382.
8. We note that the Business Combination Agreement may be terminated by Avalon, in the event that the Business Combination is unable to close (or there is no reasonably likelihood of such closing) due to an investigation by the SEC related to GWG. We also note the SEC investigation discussed in various GWG Holdings, Inc filings, including the Form 10-Q filed on November 19, 2021. Please add a separately-captioned risk factor discussing this and disclosing material public information regarding the SEC investigation related to GWG.
 Brad K. Heppner
FirstName LastNameBrad
                Company K. Heppner
The Beneficient         Group, L.P.
Comapany15,
February  NameThe
            2023 Beneficient Company Group, L.P.
February
Page 3 15, 2023 Page 3
FirstName LastName
BCG is currently involved in legal proceedings and may be a party to additional claims and litigation in the future, page 55

9. We note your revised disclosure explaining the CVR Contract and its material terms.
         Please clarify whether your description of the terms here are as asserted by PCA or the
         Company, or whether the terms of the CVR Contract are in dispute. As a result of our receipt of an operating TEFFI charter in Kansas the OSBC will periodically conduct examinations, page 83

10. In light of K.S.A. 9-2307, please explain to us the basis for your statement that OSBC will be examining your "asset quality" and "earnings prospects," as these do not appear to be criteria listed in the statute, or revise. As a separate matter, revise to state the circumstances under which OSBC will consider profitability in evaluating a fiduciary financial institution, based on K.S.A. 9-2307(c).
Business of Beneficient, page 228

11.      We note your response to comment 12. In that regard, please:
             Revise the graphic on page 234 to make it clear from the graphic itself that the
            "Interest and Fee Revenue" shown in the graphic is eliminated upon consolidation.
             Throughout this section, revise each reference to any fees, interest or revenues that are eliminated upon consolidation, to clearly state that such fees, interest or revenues are eliminated upon consolidation. By way of example only, revise disclosure in the carryover paragraph from page 230 to 231.
             Revise your Business of Beneficient discussion beginning on page 228 to prominently and clearly explain, if true, that the primary sources of revenues are from the change in NAV of the alternative assets held by the Customer ExAlt Trusts and from the gain on financial instruments held, including securities in GWG
            Holdings.
Business Lines, page 229

12. Please explain to us the basis for stating in the graphic on page 231 that OSBC regulates
         "Beneficient AltAccess, L.L.C.," "Beneficient Administration & Clearing Company,
         L.L.C.," and "Ben Data L.L.C.    If it does not regulate these
entities please revise.
         Additionally, please revise your plural reference to OSBC regulated "subsidiaries" on page 49 if you have only one subsidiary regulated by OSBC. We note that your section
         "Government Supervision and Regulatory Authority" beginning on page 249 suggests that
         OSBC regulates only your subsidiary BFF.
Cash Flow, page 312

13. We note your response to comment 14 and revised disclosures on pages 312 and 313.
         Please revise your filing to further enhance your disclosure, either in the notes to the financial statements or elsewhere in the document, to explain the difference between the
 Brad K. Heppner
The Beneficient Company Group, L.P.
February 15, 2023
Page 4
      return on investments in alternative assets held by Customer ExAlt Trusts and the return of investments in alternative assets held by Customer ExAlt Trusts. Certain Beneficient Relationships and Related Party Transactions, page 374

14. Please provide quantitative disclose regarding payments made or received pursuant to the
      Contribution Agreement discussed on pages 383 and 384.
       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.



                                                           Sincerely,
FirstName LastNameBrad K. Heppner
                                                           Division of
Corporation Finance
Comapany NameThe Beneficient Company Group, L.P.
                                                           Office of Finance
February 15, 2023 Page 4
cc:       Matthew L. Fry
FirstName LastName